Hogan & Hartson LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 +1.202.637.5600 Tel +1.202.637.5910 Fax www.hhlaw.com

September 15, 2009

VIA EDGAR AND COURIER DELIVERY

Michael Clampitt

Senior Attorney

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C.  20549-7010

Re:                             First Chester County Corporation

File No. 000-12870

Form 10-K for the Fiscal Year Ended December 31, 2008

Schedule 14A, filed April 1, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2009

Form 10-Q for the Quarterly Period Ended June 30, 2009

Dear Mr. Clampitt:

On behalf of First Chester County Corporation (the “Company”), this letter responds to the Staff’s comment letter dated August 18, 2009, with respect to the above-referenced filings.

In response to your letter, set forth below are the Staff’s comments in italics followed by the Company’s responses.  We have sent to your attention via courier delivery four (4) courtesy copies of this response letter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Notes to Consolidated Financial Statements

Note 11 - Investment Securities, page 18

1.                                      We note your table of securities in a continuous unrealized loss position (page19), specifically the corporate securities and marketable equity securities (MES) twelve months or longer. For each of the securities identified (i.e. (13) corporate securities and (6) MES), please provide us with a discussion about the impairment models used in assessing your investments for other than temporary impairment (OTTI), including the amount and types of securities under each of your models (i.e. those assessed under SFAS 115, EITF 99-20, SAB Topic 5M, etc.) and any related assumptions used in determining there was no OTTI.

Response:

Management uses a multi-factor approach to determine whether an impairment on an investment security is an other than temporary impairment (“OTTI”). This approach is applied to each individual security. The factors incorporate the ideas and concepts outlined in relevant accounting guidance such as those specifically detailed in SAB Topic 5M and FSP FAS 115-2 and 124-2. These include such factors as:

•                  The length of the time and the extent to which the market value has been less than cost;

•                  The financial condition of the security issuer as well as the near and long-term prospect for the issuer;

•                  The rating of the security;

•                  Historical volatility and movement in the fair market value of the security; and

•                  Adverse conditions relative to the security, issuer or industry.

In accordance with FSP FAS 115-2 and FAS 124-2, Management’s impairment analysis for the corporate securities that were in a loss position as of June 30, 2009 began with Management’s conclusion that it had the intent to hold these securities for sufficient time to recover the cost basis. Management also concluded that it was unlikely that it would be required to sell any of the securities before recovery of the cost basis. In addition, preliminary procedures stratified the thirteen securities into two categories: corporate securities and marketable equity securities.

Corporate Securities

In accordance with SAB Topic 5M, one factor to consider when evaluating for OTTI is the extent to which the market value is less than the cost basis. Four of the thirteen securities had depreciation at June 30, 2009 that was relatively small as a percentage of the cost basis. The depreciation as a percentage of the cost basis for this group of securities ranged from 0.9% to 3.8%. The overall depreciation for this group of securities in aggregate was less than quarterly income materiality levels. In addition, Management reviewed the rating of each security and determined that all were significantly above investment grade. In addition, Management reviewed news and filings related to these securities and determined that there was no other negative information about the industries or the issuers that would lead Management to believe that there was concern about the ultimate collection of the cost basis. We applied procedures addressed in FSP FAS 115-2 and 124-2 for the remaining nine corporate securities. This included reviewing available and relevant information to conclude whether Management expected to recover the entire cost basis, including factors such as the ratings of the securities, the historical changes in the depreciation, industry trends and the overall viability and going concern of the issuer. Our documentation noted that all of the securities were still paying their contractual payments, all but one had a significant decrease in the depreciation during the second quarter of 2009, and all but one of the securities were still of investment grade ratings. For the securities that were not of an investment grade rating and for those securities that did not have a significant decrease in depreciation during the quarter, Management performed additional qualitative research by reviewing third party analysis of the issuers. Using this information, Management concluded that the fundamental financial conditions of the issuers were sound and stable and that there was no indication that the cost basis of the securities would not be recovered.

Marketable Equity Securities

Management’s evaluation of the marketable equity securities was similar to the corporate securities detailed above. Management first concluded that it had the ability and the intent to hold these securities for sufficient time to recover the cost basis, in accordance with SFAS No. 115. Management further reviewed the facts and circumstances surrounding each of the underlying companies as required by SAB Topic 5M, including current news and filings and determined that the fundamental businesses of the companies were sound and stable and that declines in market value were due to the market’s reaction to near-term earnings decreases and the global financial downturn. Accordingly, management concluded that the depreciation was temporary.

2.                                      We note you adopted the provisions of FSP FAS 115-2 in June 2009. Please revise your future filings to address the following:

•                  Clarify your rationale for not recognizing OTTI on those securities in an unrealized loss position. In this regard, disclose whether you intend to sell the securities and whether it is more likely than not that you would be required to sell such securities before recovery of its amortized cost basis. Refer to paragraph 7 of FSP FAS 115-2.

•                  Provide greater granularity into your available-for-sale security types, refer to paragraph 39 of FSP 115-2.

Response:

The Company acknowledges the Staff’s comment and will include the requested information in future filings. In particular, this information will be included in the Company’s Form 10-Q for the fiscal quarter ending September 30, 2009.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Judgments and Estimates

Investment Securities, page 23

3.                                      In light of our comment above (under Notes to Consolidated Financial Statements) and considering the length and severity of your unrecognized losses, please consider revising your future filings to provide greater transparency into the modeling and the factors you considered in determining whether or not OTTI exits.

Response:

The Company acknowledges the Staff’s comment and will include the requested information in future filings. In particular, this information will be included in the Company’s Form 10-Q for the fiscal quarter ending September 30, 2009.

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In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at 202-637-5671 or Jaime Chase at 202-637-5457.

Sincerely,

/s/ Richard A. Schaberg

Richard A. Schaberg

Enclosures

cc:	John A. Featherman, III